APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Balance Sheet
As of 12/31/2020

Sin City Superette LLC

	YTD
ASSETS	
Current Asset	
Cash	
Sin City Checking_4120	303.39
Sin City Payroll_4121	25.00
Sin City Savings_4241	5.00
Total Cash	333.39
Holding Accounts	
Holding - POS CC	-0.01
Total Holding Accounts	-0.01
Total Current Asset	**333.38**
Fixed Asset	
Property and Equipment	
Furniture and Equipment	15,141.00
Total Property and Equipment	15,141.00
Total Fixed Asset	**15,141.00**
Other Asset	
Due To/From Nightshadepopup LLC	-2,784.56
Total Other Asset	**-2,784.56**
Total ASSETS	**12,689.82**
LIABILITIES & EQUITY	
Liabilities	
Current Liability	
Accounts Payable	687.84
Gift Cards Outstanding	1,953.82
Total Current Liability	**2,641.66**
Total Liabilities	**2,641.66**
Equity	
Equity	
Owner Draws	550.00
YTD Income	9,498.16
Total Equity	**10,048.16**
Total Equity	**10,048.16**
Total LIABILITIES & EQUITY	**12,689.82**

Profit & Loss - Legal Entity Side by Side - YTD

YTD Period Ending 12/31/2020

	Sin City Superette LLC		Total	
Prime Cost				
Labor Cost				
Worker' Compensation	562.10	100.00%	562.10	0.00%
Total Labor Cost	562.10	100.00%	562.10	0.00%
Total Prime Cost	**562.10**	100.00%	**562.10**	0.00%
Operating Expense				
Direct Operating Expense				
Kitchen Equipment Under $1500	567.25	100.00%	567.25	0.00%
Other Equipment Under $1500	1,034.91	100.00%	1,034.91	0.00%
Total Direct Operating Expense	1,602.16	100.00%	1,602.16	0.00%
Marketing Expense				
Marketing Expense	356.82	100.00%	356.82	0.00%
Advertising	150.00	100.00%	150.00	0.00%
Total Marketing Expense	506.82	100.00%	506.82	0.00%
General and Administrative				
Bank Charges	171.27	100.00%	171.27	0.00%
Dues and Subscriptions	41.77	100.00%	41.77	0.00%
Insurance - Bus Owner	751.66	100.00%	751.66	0.00%
Insurance - Umbrella	212.00	100.00%	212.00	0.00%
Licenses and Permits	399.00	100.00%	399.00	0.00%
Total General and Administrative	1,575.70	100.00%	1,575.70	0.00%
Repairs and Maintenance				
Repairs and Maintenance	299.20	100.00%	299.20	0.00%
Total Repairs and Maintenance	299.20	100.00%	299.20	0.00%
Total Operating Expense	**3,983.88**	100.00%	**3,983.88**	0.00%
Non Controllable Expense				
Occupancy Costs				
Rent	1,000.00	100.00%	1,000.00	0.00%
Total Occupancy Costs	1,000.00	100.00%	1,000.00	0.00%
Total Non Controllable Expense	**1,000.00**	100.00%	**1,000.00**	0.00%
Corporate Overhead & Other				
Other (Income) Expense	-125.17	100.00%	-125.17	0.00%
Interest Income	-0.35	100.00%	-0.35	0.00%
Grant Income	-15,000.00	100.00%	-15,000.00	0.00%
SUSPENSE	81.38	100.00%	81.38	0.00%
Total Corporate Overhead & Other	**-15,044.14**	100.00%	**-15,044.14**	0.00%
Net Profit	**9,498.16**	100.00%	**9,498.16**	0.00%

I, Rachel Miller, certify that:

1. The financial statements of SIN CITY SUPERETTE LLC included in this Form are true and complete in all material respects; and
2. The tax return information of SIN CITY SUPERETTE LLC included in this Form reflects accurately the information reported on the tax return for SIN CITY SUPERETTE LLC for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature   *Rachel Miller*

Name: Rachel Miller

Title: Chef & Owner